COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

November 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Master Investment Trust, LLC (the “Trust”)
Amendment No. 50 under the Investment Company Act of 1940
File No.: 811-09347

Dear Ms. O’Neal-Johnson:

We are transmitting electronically for filing pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, the Trust’s Amendment No. 50 to its Registration Statement on Form N-1A.

This Amendment is being filed to incorporate changes made to the Part A - Prospectus of Columbia International Value Master Portfolio relating to portfolio manager changes.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Master Investment Trust, LLC